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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JIKO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2130 CENTER STREET, 2ND FLOOR
(No. and Street)

BERKELEY	CA	94704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephane Lintner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JIKO SECURITIES, LLC, as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

08-27 2021

Signature

Principal, C~~O~~ CEO S.L.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Alameda

Subscribed and sworn to (or affirmed) before me on this 27 day of August 20 21 by Stephane Lintner

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

SIMARJIT MANHAS
COMM. #2317737
Notary Public - California
Contra Costa County
My Comm. Expires Feb. 2, 2024
NRO1

Jiko Securities, Inc.

Report Pursuant to Rule 17a-5(d)
Financial Statement

From July 1, 2020 through June 30, 2021

Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Jiko Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jiko Securities, Inc. (the Company) as of June 30, 2021, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
August 26, 2021

We have served as the Company's auditor since 2019.

Jiko Securities, Inc.

Statement of Financial Condition
June 30, 2021

ASSETS	
Cash	$ 1,126,294
Clearing deposit	1,001,258
Due from clearing firm	67,890
Securities owned	78,245
Other assets	9,318
TOTAL ASSETS	$ 2,283,005
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 104,221
Payable to affiliate	160,986
Payable to customers	39,163
TOTAL LIABILITIES	304,370
Stockholder's Equity	
Capital stock (1,000 shares authorized, issued and outstanding at $.0001 par value)	-
Additional paid in capital	4,541,425
Retained deficit	(2,562,790)
TOTAL STOCKHOLDER'S EQUITY	1,978,635
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,283,005

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
From July 1, 2020 through June 30, 2021

1. Organization and Nature of Business
Jiko Securities, Inc. (the "Company") was incorporated in the state of Delaware on January 4, 2017. The Company is a wholly owned subsidiary of Jiko Group, Inc. (the Parent). The Company is a carrying introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company buys and holds defined U.S. Treasury notes on an omnibus basis for its customers and is not expected to carry any other type of securities. The Company received approval of the regulatory authorities on August 20, 2018. The Company began substantial operations in January 2019.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash. The Company's cash is held at three financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash. At June 30, 2021, the Company maintained $80,000 in a special reserve account for the exclusive benefit of customers, of which $1,175 was restricted in accordance with the Determination of Reserve Requirement under Rule 15c3-3.

c) Revenue Recognition
The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

d) Income Taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance

At June 30, 2021, the Company has federal and state net operating loss ("NOL") carryforwards of approximately $2,600,000 and $165,000, respectively. The federal NOL carryforwards do not expire, but may only be used to offset 80% of future taxable income and the amount of NOL generated. Carryforwards of NOL are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. The annual limitation may result in the expiration of the NOL carryforwards before utilization. Management assessed the recoverability of NOL and determined that a full valuation allowance was required of like amounts as of and for the year ended June 30, 2021.

2. Summary of Significant Accounting Policies (continued)

d) Income Taxes (continued)
This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since inception remain open to review by the appropriate jurisdictions. There were no uncertain positions as of June 30, 2021.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Accounts Receivable and Allowance for Credit Losses
As of June 30, 2021 and 2020, the Company had accounts receivable of $67,890 and $25,649, respectively.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company adopted Topic 326 effective July 1, 2020 with no material impact on its financial statements.

g) Recently Issued Pronouncements
On December 18, 2019, the FASB issued Accounting Standards Update ("ASU") No. 2019-12, Simplifying the Accounting for Income Taxes to reduce the cost and complexity in accounting for income taxes in Topic 740. Prospective adoption is required in the first quarter of fiscal 2022 with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact this update will have on its financial statements and the timing of adoption.

3. Valuation of Investments in Securities, at Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

3. Valuation of Investments in Securities, at Fair Value (continued)
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

As of June 30, 2021, the Company possessed $78,245 in U.S. government backed Treasuries (Level 1).

4. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Accounts payable due to and receivables due from its clearing brokers are reconciled monthly and paid or received in the subsequent month. The Company is required to keep a deposit of $250,000 at all times. As of June 30, 2021, the clearing firm balance was $1,147,393, which was comprised of $1,069,148 of cash and $78,245 of U.S. Treasuries (see Note 3).

5. Commitments & Leases
In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previously defined and used without periods US GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02. As of July 1, 2019, the Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over any right to use assets or lease agreements. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

6. Off Balance Sheet Credit Risk
Pursuant to a clearing agreement with APEX Clearing Corporation ("APEX"), the Company introduces all of its securities transactions to APEX on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify APEX for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

The Company is dependent on technology and staffing provided by the Parent and its operations may be affected by the economic performance of the Parent.

The Company is subject to market risk associated with any gains and losses on securities in the omnibus account based on market pricing when customers initiate sell orders in their accounts.

7. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

8. Related Party Transactions
The Company has entered into an expense sharing agreement with Jiko Technologies, an affiliate of the Company. The terms of the expense sharing agreement are that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the affiliate at cost. Expenses recorded for services provided on behalf of the Company were $460,000 for the period from July 1, 2020 to June 30, 2021. As of June 30, 2021, $156,000 was due and payable to the affiliate. The Company also received a short term loan from Jiko Group, its Parent Company. The loan was for $1,000,000, and remained in effect from April to June 2021. The loan was repaid in full on June 7, 2021. Interest accrued on the loan at a rate of 3.25%, resulting in a payable to Parent as of June 30, 2021 in the amount of $4,986.

9. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At June 30, 2021, the Company had net capital of $1,968,534, which was $1,718,534 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 15.46%.